

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

August 9, 2011

<u>Via E-mail</u>
Mr. David G. Ellen
General Counsel
CSC Holdings, LLC
Cablevision Systems Corporation
1111 Stewart Avenue
Bethpage, New York 11714

Re: **CSC Holdings, LLC**
Annual Report on Form 10-K for the fiscal year ended December 31, 2010
File No. 001-09046
Cablevision Systems Corporation
Annual Report on Form 10-K for the fiscal year ended December 31, 2010
File No. 001-14764
Filed on February 16, 2011

Dear Mr. Ellen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy Materials of Cablevision Systems Corporation on Schedule 14A</u>

<u>Compensation Discussion and Analysis, page 21</u>
<u>Performance Awards, page 31</u>

1.   We note that you disclose actual amounts paid under the 2008-2010 three year performance awards in footnote 5 to the Summary Compensation Table. In future filings, please disclose the targets used in determining payments of these awards, as well as your performance relative to them. Please note that generally we do not believe that disclosure of past targets results in competitive harm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Kate Buekenkamp, Attorney-Advisor, at (202) 551-6971, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at at (202) 551-3810 with any questions.

                                                Sincerely,

                                                /s/ Larry Spirgel

Larry Spirgel
Assistant Director